Exhibit (a)(1)(D)

Smart Balance, Inc.
Employee Option Exchange Program
Informational Presentation

Timeline

Begins: Today, Eastern, Friday, February 18, 2011
Ends: 5:30 p.m. Eastern, Wednesday, March 23, 2011, unless extended

This informational presentation is only a summary of the Option Exchange Program. For additional detail, please review the documents included in your Offer to Exchange packet that was mailed to Eligible Employees on February 18, 2011.

Option Exchange Program

- Purpose of Option Exchange Program
- Important Terms
- How the Option Exchange Program Works
- Effect of Acceptance
- Terms and Conditions of Replacement Options
- How to Participate
- Taxation
- Steps to Prepare
- Timeline
- Available Resources

Purpose of the Option Exchange Program

- The Option Exchange Program is a voluntary one-time opportunity for Eligible Employees to cancel certain stock options that are significantly "underwater" (i.e., those options with an exercise price that is significantly greater than our current trading price) in exchange for the grant of a fewer number of stock options with lower exercise prices and an extended vesting schedule. The Company is making this election available to Eligible Employees pursuant to an Exchange Offer.

The purpose is to:

- Better align stockholder and employee interests in building the long-term value of the Company;
- Encourage retention of our employees by restoring perceived value to currently held equity awards;
- Reduce the total number of our outstanding stock options, since a smaller number of options will be granted in exchange for the surrendered options;
- Reset the vesting schedules; and
- Restore value to the stock options from the compensation expense that we record in our financial statements with respect to certain eligible options.

Important Terms

- Eligible Employees. Employees (other than our executive officers and employee directors) who hold Eligible Options and remain employed through the date on which the Exchange Offer expires.
- Eligible Options. Options that

  (i) have a per share exercise price greater than or equal to $6.90 (the highest per share trading price of Smart Balance common stock for the 52-week period immediately preceding the start of the Exchange Offer); and

  (ii) have been granted on or prior to December 30, 2008.
- Replacement Options. Replacement Options will be granted under the Second Amended & Restated Stock & Awards Plan (the "Stock Plan"), regardless of whether exchanged Eligible Options were originally granted under the Stock Plan or the Amended and Restated Smart Balance, Inc. Inducement Award Plan (the "Inducement" Plan).
- New Exercise Price. All Replacement Options will be granted as of the day the Exchange Offer expires (expected to be Wednesday, March 23, 2011, unless otherwise extended) with an exercise price equal to the closing price of our stock on that day.
- Conditions. The Exchange Offer is subject to certain conditions, such that the Company may not accept surrendered Eligible Options if before the expiration of the Exchange Offer, the occurrence of certain events makes it inadvisable to proceed with the Exchange Offer, such as if the Company experiences a material change in our stock price. Please see Conditions of the Exchange Offer in the Offer to Exchange document for further information.

Important Terms (cont'd.)

- Exchange Ratios. The Option Exchange Program is structured as a value-for-value exchange. Replacement Options will have a fair value approximately equal to the current fair value of surrendered Eligible Options that they replace.

    The exchange ratios have been determined using a share price of $4.15 (the closing market price of the Company's shares on February 15, 2011), ranging from approximately 1.2748-to-1 to 2.3340-to-1.

- Vesting Schedule of Replacement Options. All Replacement Options under the Option Exchange Program will be subject to a four-year vesting period, even if all or a portion of the surrendered Eligible Options is already vested. Under this vesting schedule, 25% of the Replacement Options will vest each year on the anniversary of the grant date of the Replacement Option (i.e., the date the Exchange Offer expires) so long as the participant remains employed on such vesting date. In addition, each Replacement Option will continue to vest upon death, Disability, or a Change in Control under the terms of the Stock Plan and the new award agreement granted in respect of such Replacement Options.

Important Terms (cont'd.)

- Term of Replacement Options. Each Replacement Option will have the same remaining term as the Eligible Option for which it is exchanged. Each Eligible Option had a term of ten years from the date of grant. Each Replacement Option will continue to expire on the scheduled expiration date applicable to such Eligible Option for which it is exchanged, unless such Replacement Option expires earlier upon a termination of employment.
- Participation in the Option Exchange Program. Participation in the Exchange Offer will be voluntary. If an Eligible Employee chooses to participate, he or she must exchange all of his or her Eligible Options and cannot decide to participate on a grant-by-grant basis.
- Employees with Multiple Grants. Some employees may have received multiple option grants. In some instances, employees may have grants which are eligible for participation in the Exchange Offer and others which are not eligible for participation in the Exchange Offer. If you decide to participate, you will need to elect to exchange all of your Eligible Options. Your ineligible options will not be affected by the Option Exchange Program.

How the Option Exchange Program Works

If you choose to participate in the Exchange Offer, the number of Replacement Options you will receive depends on three factors:

1) the exercise price of the Eligible Options surrendered,
2) the applicable exchange ratio, as shown in Exhibit A, and
3) the number of Eligible Options surrendered.

Effect of Acceptance

Because you will receive a fewer number of Replacement Options in the Exchange Offer than the number of your Eligible Options you surrender for exchange, it is possible that, at some point in the future, your surrendered Eligible Options would have been economically more valuable than the Replacement Options granted in the Exchange Offer.

There are a number of risks associated with participation in the Exchange Offer. Please see the Risk Factors in the Offer to Exchange document for further information and an example.

Terms & Conditions of Replacement Options

Exercise Price

All Replacement Options issued in exchange for Eligible Options will have an exercise price equal to the closing price of our common stock on the date the Exchange Offer expires (expected to be Wednesday, March 23, 2011, unless otherwise extended) as reported by the NASDAQ Global Select Market.

Date of Receipt of Options

We will cancel all properly surrendered Eligible Options on the same day that the Exchange Offer expires. The grant date of the Replacement Options will be that same day. The scheduled expiration date of the Exchange Offer is Wednesday, March 23, 2011, and we therefore expect to accept and cancel all properly surrendered Eligible Options on that day. If the expiration date of the Exchange Offer is extended, then the cancellation date and the grant date of the Replacement Options will be similarly extended. New award agreements governing the terms of the Replacement Options will be delivered to you as soon as reasonably practicable following the expiration of the Exchange Offer.

Terms & Conditions of Replacement Options (cont'd.)

Vesting of Replacement Options

All Replacement Options under the Option Exchange Program will be subject to a four-year vesting period, even if all or a portion of your Eligible Options is already vested. Under this vesting schedule, 25% of the Replacement Options will vest each year on the anniversary of the grant date of the Replacement Options (i.e., the date the Exchange Offer expires) so long as the participant remains employed on such vesting date. In addition, each Replacement Option will continue to vest upon death, Disability, or a Change in Control under the terms of the Stock Plan and the new award agreement.

Currently, 50% of the performance-based Eligible Options vest, if at all, when the Company's stock closes at or above $16.75 for 20 out of 30 consecutive trading days. The remaining 50% of these options vest, if at all, when the Company's stock closes at or above $20.25 for 20 out of 30 consecutive trading days. The Replacement Options issued in exchange for the performance-based Eligible Options will vest in four equal annual installments, without any vesting condition tied to share price.

Terms & Conditions of Replacement Options (cont'd.)

Term of Replacement Options

Each Replacement Option will have the same remaining term as the Eligible Options for which it is exchanged. Each Eligible Option had a term of ten years from the date of grant. The Replacement Options will continue to expire on the scheduled expiration date applicable to such Eligible Option for which it is exchanged, unless such Replacement Option expires earlier upon a termination of employment. For example, if your Eligible Options were granted on May 21, 2007 with a ten-year term, you will have until May 21, 2017 to exercise your new Replacement Options (assuming you remain employed through that period).

How to Participate

If you are an Eligible Employee and you wish to surrender your Eligible Options for exchange in the Exchange Offer, you must deliver a completed election form to Patti Rooney, Manager, Corporate Support & Human Resources before the Exchange Offer expires. You may withdraw your election by delivering a completed withdrawal form to Patti Rooney before the Exchange Offer expires. In both cases, your completed form must be <u>received</u> by Patti Rooney prior to the expiration of the Exchange Offer in order to be effective.

Please see the Election Form and the Withdrawal Form.

Taxation

WE ENCOURAGE ALL ELIGIBLE EMPLOYEES WHO ARE CONSIDERING EXCHANGING THEIR ELIGIBLE OPTIONS TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER.

The following is a general summary of the material U.S. federal income tax consequences of participating in the Exchange Offer to the Company and to Eligible Employees who are U.S. citizens or residents for U.S. federal income tax purposes. The following summary does not address the consequences of any state, local or foreign tax laws.

We believe that the exchange of Eligible Options for Replacement Options pursuant to the Exchange Offer should be treated as a nontaxable exchange for U.S. federal income tax purposes and that neither we nor any of our Eligible Employees should recognize any income for U.S. federal income tax purposes upon the surrender of Eligible Options and the grant of new stock options pursuant to the Exchange Offer. However, the Internal Revenue Service is not precluded from adopting a contrary position. All Replacement Options granted pursuant to the Exchange Offer will be nonqualified stock options.

Steps to Prepare
New Grant Information

1. Read the Exchange Program information, mailed on February 18, 2011
2. In order to participate, all election forms **must be received by the deadline: 5:30 p.m. Eastern, Wednesday, March 23, 2011, unless extended**
3. If you choose NOT to participate, you do not need to do anything

Timeline

Program Offered	February 18, 2011
Exchange Offer Expiration Date	March 23, 2011*
Exchanged Eligible Optionscancelled	March 23, 2011*
Replacement Option grant date	March 23, 2011*
New award agreements will be mailed to your work location	April 4, 2011 (approximately)

*If the expiration date of the Exchange Offer is extended, then the cancellation date and the Replacement Option grant date will be similarly extended.